October 2, 2019

Ryan Sutcliffe U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Oak Associates Funds (the “Trust”) 1940 Act File No. 811-08549 1933 Act File No. 333-42115

Dear Mr. Sutcliffe:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the preliminary copy of the notice of meeting, proxy statement, and form of proxy card filed via EDGAR on September 16, 2019 (the “Proxy Materials”) to be furnished to shareholders of the White Oak Select Growth Fund, Pin Oak Equity Fund, Rock Oak Core Growth Fund, River Oak Discovery Fund, Red Oak Technology Select Fund, Black Oak Emerging Technology Fund and Live Oak Health Sciences Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Trust, in connection with a special meeting of shareholders of the Fund to be held on December 10, 2019 (the “Meeting”).

The Meeting is being called in order to ask shareholders of each Fund to consider a proposal (the “Proposal”) to approve a new Investment Advisory Agreement between the Trust, on behalf of the Funds, and Oak Associates, ltd. (“Oak” or the “Adviser”), the investment adviser to the Funds (“New Agreement”).

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures in the Proxy Materials. We set forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Materials.

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1)	Please confirm that all blank and bracketed information will be completed prior to solicitation.

Response: The Trust confirms that all blank and bracketed information in the Proxy Materials will be completed prior to solicitation.

2)	In the “Notice of Special Meeting of Shareholders,” please provide the URL address for the web page at which the proxy statement is available, rather than the URL address for the home page of the Funds’ website.

Response: The Proxy Materials have been revised to reflect the Staff’s comment and an updated URL address has been included in the Proxy Materials.

3)	With respect to Item 22(b) of Schedule 14A, please confirm that you have furnished information with respect to a prospective investment adviser to the extent applicable.

Response: The Trust believes that no information with respect to a prospective adviser is required to be furnished pursuant to the instructions of Item 22(b) because no action is solicited with respect to the election of Trustees of the Trust.

4)	Please state the name of any parent entity of the Adviser or confirm if there are none.

Response: The Trust confirms that the Adviser does not have a parent entity.

5)	Please indicate whether the Transaction implicates the provisions of Section 15(f) of the 1940 Act and, if necessary, please add disclosure indicating whether the Transaction is in compliance with such Section’s safe harbor provisions. Additional questions or comments may be forthcoming based on your response.

Response: The Trust confirms that the Transaction will be effected in accordance with provisions of Section 15(f). The Proxy Materials have been revised accordingly.

6)	Please confirm that the New Agreement would not be effective until both shareholders of the Funds approve the New Agreement and the Transaction is completed (emphasis added).

Response: The Trust confirms that the New Agreement would not be effective until both events occur, and the Proxy Materials have been revised to reflect the Staff’s comment.

7)	In the section “Comparison of the Current Agreement and New Agreement,” with respect to the comparison for “Fund Transactions,” please: (i) indicate the Adviser’s current practice regarding principal transaction, aggregated transactions and the use of affiliated brokers; and (ii) indicate whether the provisions under the New Agreement with respect to these practices represent a material change from those of the Current Agreement.

Response: The Trust confirms that the Adviser’s practices with respect to transactions on behalf of the Funds is not anticipated to differ materially under the New Agreement.

8)	In the section “Comparison of the Current Agreement and New Agreement,” with respect to the comparison for “Allocation of Charges and Expenses,” please confirm whether the Funds will incur a greater allocation of charges and expenses under the New Agreement.

Response: The Trust confirms that allocation of charges and expenses will not materially change under the New Agreement.

9)	In the section “Information About Oak,” with respect to Mr. Oelschlager’s status as an “interested person” of the Trust, please consider adding disclosure indicating that he is also interested by virtue of his position as an officer of the Adviser.

Response: The Proxy Materials have been revised to reflect the Staff’s comment.

10)	In the section “Board Consideration in Approving the New Agreement,” please consider clarifying the new roles and responsibilities of certain employees and officers of the Adviser, resulting from the change of control, about which the Board inquired.

Response: The Proxy Materials have been revised to reflect the Staff’s comment.

11)	In the section “Board Consideration in Approving the New Agreement,” please consider clarifying the performance of the Funds as noted by the Board for the one year period ended June 30, 2019.

Response: The Proxy Materials have been revised to reflect the Staff’s comment.

12)	In the section “Additional Information,” with respect to “Voting and Solicitation Information,” please remove all references to the solicitation of proxies via telegraph and telegram.

Response: The Proxy Materials have been revised to reflect the Staff’s comment.

13)	Please confirm that all material terms of the contract with AST Fund Solutions in the Proxy Materials are provided.

Response: The Trust confirms that all material terms of the contract with AST Fund Solutions are provided in the Proxy Materials and no additional material services are required to be disclosed.

14)	For clarity, please consider revising the first two sentences of Section VII., Section 1 of the Form of Investment Advisory Agreement.

Response: The Proxy Materials have been revised to reflect the Staff’s comment.

15)	For clarity, please consider revising the first sentence of Section VII., Section 4 of the Form of Investment Advisory Agreement.

Response: The Proxy Materials have been revised to reflect the Staff’s comment.

16)	Please remove “and” following the proposal on the Funds’ form of proxy cards.

Response: The Proxy Materials have been revised to reflect the Staff’s comment.

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If you have any further questions, please contact the undersigned at 215.981.4009.

Sincerely,
/s/ John M. Ford
John M. Ford
Partner

cc:	Vincent DiStefano, Securities and Exchange Commission Charles A. Kiraly, President, Oak Associates Funds Margaret L. Ballinger, Chief Compliance Officer, Oak Associates Funds